BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali                        Mailing Address:
Vice President                         BT Services Tennessee, Inc.
Telephone: 615-835-2901                648 Grassmere Park
                                       Nashville, TN 37211


                                       February 14, 1997




Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          TRW Inc


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   Linda Assali

Enclosures

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                    (Amendment No.  6 )*

                           TRW Inc
           _______________________________________
                       NAME OF ISSUER:
               Common Stock (Par Value $0.625)
           _______________________________________
                TITLE OF CLASS OF SECURITIES
                          872649108
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


              (Continued on following page(s))

                      Page 1 of 7 Pages
CUSIP No. 872649108                Page 2 of 7 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned
  subsidiary, Bankers Trust Company, as Trustee for various
  trusts, and employee benefit plans, and investment
  advisor.   13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust New York Corporation and Bankers Trust
  Company are New York Corporations

  NUMBER OF    5. SOLE VOTING POWER

  SHARES


  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY


  EACH         7. SOLE DISPOSITIVE POWER

  REPORTING


  PERSON       8. SHARED DISPOSITIVE POWER

  WITH

CUSIP No. 872649108                Page 3 of 7 Pages


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES *

          [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


12.TYPE OF REPORTING PERSON *

   Bankers Trust New York Corporation - HC
   Bankers Trust Company - BK


CUSIP No. 872649108                Page 4 of 7 Pages



Item 1(a) NAME OF ISSUER:

          TRW Inc

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          1900 Richmond Road
          Cleveland, OH  44124

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and investment advisor.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation, Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and investment advisor, are corporations incorporated in the State of New York with their principal business offices located in New York

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock (Par Value $0.625) of TRW Inc, a Ohio corporation.

Item 2(e) CUSIP NUMBER:

          872649108

CUSIP No. 872649108                Page 5 of 7 Pages


Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company,

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.


Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:


     (b)  Percent of Class:


     (c)  Number of shares as to which the Bank has:

          (i)  sole power to vote or to direct the vote -


          (ii) shared power to vote or to direct the vote -


          (iii)sole power to dispose or to direct the disposition of -

          (iv) shared power to dispose or to direct the disposition of -

CUSIP No. 872649108                Page 6 of 7 Pages


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

Item 10   CERTIFICATION:

          Not applicable.

CUSIP No. 872649108                Page 7 of 7 Pages


SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1996

Signature:     Bankers Trust New York Corporation


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company